WEIL, GOTSHAL & MANGES LLP
767 Fifth Avenue
New York, New York 10153
Telephone No.: (212) 310-8000
Facsimile No.: (212) 310-8007

     June 23, 2006

VIA EDGAR:
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:      Celeste M. Murphy, Esq.

Re:	Enzon Pharmaceuticals, Inc. Schedule TO filed June 6, 2006 SEC File No. 005-35587

Dear Ms. Murphy:

     On behalf of Enzon Pharmaceuticals, Inc., this letter, together with Amendment No. 2 to the above-referenced Schedule TO, sets forth Enzon’s response to the comments of the Staff of the Securities and Exchange Commission with respect to such filing that were communicated by your letter dated June 16, 2006.

     Set forth below are each of the comments in the Staff’s letter. Immediately following each comment is the Company’s response to the comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s letter and includes the caption used in the Staff’s letter.

Summary, page 1
What are the significant conditions to the offer? Page 2

1.	Your offer conditions include the trigger of changes in your prospects, which is vague. Please revise to specify or generally describe the prospects to which you refer so that security holders will have the ability to objectively determine whether the condition has been triggered.

In the interest of clarifying the conditions to the offer, the Company has removed a change in “prospects” as a condition to the offer. See pages 2 and 9.

If the offer is completed and I do not participate in the offer, will my rights and obligations under my untendered convertible notes be affected? Page 3

2.	Please eliminate the phrase from the last sentence that the description of certain rights under the Indenture set forth in this offer does not purport to be complete and “is qualified in its entirety by reference to the full text of the Indenture.” The information you provide in the Schedule TO must be materially complete and the qualification suggests that the offer summary may not be materially complete. Note that this language is also inappropriately used other places in your offer document. Please revise throughout the offer document accordingly.

The referenced language has been deleted throughout the Offer to Purchase.

Conditions of the Offer, page 8

3.	In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph in this section, the phrase “regardless of the circumstances (including any action or inaction by Enzon) giving rise to any such condition” states that you may assert an offer condition even when the condition is “triggered” be your own action or inaction. Please revise in accordance with our position.

The conditions to the offer have been revised as requested. See page 8.

4.	We note your statement on page 9, regarding the conditions, that “[a]ny determination or judgment by Enzon concerning the events described above will be final and binding upon all parties.” Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all persons. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

The Company has deleted the referenced sentence. See page 9.

Persons Employed in Connection with the Offer, page 15
Dealer Manager

5.	We note that the dealer manager may tender notes held in its own account or the accounts of customers in the offer. We object to fees paid to a dealer manager based on tenders of subject securities it holds for its own account. Please indicate whether you intend to pay fees under those circumstances. If you do not, indicate how you will ensure that you do not pay fees under such circumstances. For example, what mechanism will you use to determine who holds the tendered securities when calculating the fee owed to Goldman, Sachs & Co. if the fee to the dealer manager is based on the principal amount of notes tendered?

Although the dealer manager has advised the Company that it does not believe that paying fees on tenders of subject securities held by the dealer manager for its own account is impermissible under applicable law, the Company has agreed with Goldman, Sachs & Co. that it will not pay fees to them as dealer manager based on tenders of notes that Goldman, Sachs & Co. holds for its own account. In order to determine the principal amount of notes, if any, tendered by Goldman, Sachs & Co. for its own account, when calculating the dealer manager fee, Goldman, Sachs & Co. will certify to the Company the principal amount of notes it tenders for its own account, if any.

Accordingly, the Company has revised the related disclosure in the Offer to Purchase. See page 15.

Forward-Looking Statements, page 17

6.	Your statement that you undertake “no. . .obligation to update any forward-looking statements.” appears to be inconsistent with Rule 13e-4(3). Please revise accordingly.

The Company has deleted the referenced sentence. See page 17.

Additional Information, page 18

7.	We note your statement that later information filed with the SEC will update and supersede the information currently incorporated by reference. Schedule TO does not permit such “forward” incorporation. Therefore, please ensure that you amend the Schedule TO to specifically reference the periodic reports you wish to incorporate, as they are filed.

The Offer to Purchase has been revised to remove language regarding forward incorporation. See page 18.

     If the Staff has any additional questions or comments, kindly contact the undersigned at (212) 310-8172 as soon as possible.

Very truly yours, /s/ Todd R. Chandler

cc:      Scott Waldman (Enzon Pharmaceuticals, Inc.)